Exhibit 21.1

List of Subsidiaries

Subsidiaries	Place of Incorporation
TDCX Holdings Pte. Ltd.	Singapore
TDCX (SG) Pte. Ltd.	Singapore
TDCX (MY) Sdn. Bhd.	Malaysia
Teledirect Telecommerce (Thailand) Limited	Thailand
Comparexpress Insurance Broker (Thailand) Ltd	Thailand
Comparexpress Pte Ltd	Singapore
TDCX (PH) Inc.	Philippines
TDCX Japan K.K.	Japan
Gascaquen Teledirect, S.A.	Spain
TDCX Digilab India Private Limited	India
Agorae Information Consulting (Beijing) Co., Ltd	People’s Republic of China
TDCX Information Consulting (Shanghai) Co., Ltd.	People’s Republic of China
TDCX (CO) Pte. S.A.S.	Colombia